Exhibit 99.5

SCHEDULE IV

All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC in the ordinary course of business as part of basket transactions that included the Class A Common Stock.  The transactions were for cash and effected in the open market on the NYSE.

Trade Date	Buy (B)/ Sell (S)	Quantity	Price
6/23/2025	S	3	$7.07
6/30/2025	S	569	$7.35
7/3/2025	S	1	$7.65
7/7/2025	S	7	$7.53
7/7/2025	S	1	$7.53
7/16/2025	S	2	$6.83
7/17/2025	B	98	$6.86
7/17/2025	B	98	$6.86
7/17/2025	S	98	$6.86
7/17/2025	S	1	$6.73
7/18/2025	S	84	$0.00
7/18/2025	S	14	$6.86
7/24/2025	S	9	$6.46
7/24/2025	S	2	$6.46
7/30/2025	S	63	$6.37
8/11/2025	S	1	$7.27
8/12/2025	S	1	$7.47
8/15/2025	S	1	$7.64
8/18/2025	S	1	$8.78